UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADC Therapeutics SA

(Name of Issuer)

COMMON SHARES, PAR VALUE CHF 0.08 PER SHARE

(Title of Class of Securities)

H0036K147

(CUSIP Number)

Thomas Pfisterer

Neugasse 22, 6300

Zug Switzerland

+41 41 728 76 54

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. HPWH TH AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,450,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,450,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 70,715,852 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of June 30, 2020, as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020.

1.	Names of Reporting Persons. HP WILD HOLDING AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,450,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,450,000 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,450,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1) HP WILD Holding AG (“HPW Holding”) may be deemed to have beneficial ownership of, and voting power with respect to the 7,450,000 Shares directly held by HPWH TH AG (“HPWH”) through its majority ownership of HPWH.

(2) Based on 70,715,852 common shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 18, 2020.

1.	Names of Reporting Persons. Dr. Hans-Peter Wild
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,553,100 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,553,100 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,553,100 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Dr. Hans-Peter Wild (“Dr. Wild”) may be deemed to have beneficial ownership of, and voting power with respect to the 7,450,000 Shares directly held by HPWH through his sole ownership of HPW Holding. Dr. Wild may be deemed to have beneficial ownership of, and voting power with respect to the 744 Shares directly held by HPW Asset Management Ltd. (“HPW AM”) through his sole ownership of HPW AM. Dr. Wild is the direct owner of 1,102,356 Shares.

(2) Based on 70,715,852 common shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 18, 2020.

1.	Names of Reporting Persons. Thomas Pfisterer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 108,773
	8.	Shared Voting Power 388,247 (1)
	9.	Sole Dispositive Power 108,773
	10.	Shared Dispositive Power 388,247 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 497,020 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1) By reason of the Stockholders’ Agreement by and among Thomas Pfisterer (“Mr. Pfisterer”) and HPW Holding (the “Stockholders Agreement”) and their joint indirect minority equity interest in HPWH via their joint ownership of HPWH MH AG (“MH”), which owns a 12.5% interest in HPWH, Mr. Pfisterer may be deemed to have shared voting and investment power with respect to such shares held of record by HPWH; however, Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the 388,247 shares indirectly represented by his 41.7% interest in MH.

(2) Based on 70,715,852 common shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 18, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the beneficial ownership interests of HPWH, HPW Holding, Dr. Wild and Mr. Pfisterer (together, the “Reporting Persons”) in common shares, par value CHF 0.08 per share (the “Common Shares”) of the Issuer. The address of the principal executive ofﬁces of the Issuer is Biopole, Route de la Corniche 3B, 1066 Epalinges, Switzerland. Information given in response to each item shall be deemed incorporated by reference in all other items herein, as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by:

1.	HPWH TH AG

2.	HP WILD Holding AG

3.	Dr. Hans-Peter Wild

4.	Thomas Pfisterer

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

The ofﬁcers and directors of HPWH are:

Dr. Wild — Chairman

Mr. Pfisterer — Board Member

Jürgen Schnabel – Board Member

The ofﬁcers and directors of HPW Holding are:

Dr. Hans-Peter Wild — Chairman of the Board

Jürgen Schnabel – Board Member

Eliane Haubensack – Board Member

Hans-Rudolf Wild – Board Member

Thomas Pfisterer — Authorized Signatory

Roger Fellmann — Authorized Signatory

Martin Kleppe — Authorized Signatory

Claude Merki — Authorized Signatory

(b)       The principal office and business address of the Reporting Persons is Neugasse 22, 6300, Zug, Switzerland.

(c)       Each of the Reporting Persons is engaged in investing activity (either as its business purpose or in a private capacity). The principal business of HPWH is holding investment rights in, directly or indirectly, the Issuer. The principal business of HPW Holding is serving as an intermediary holding company. Dr. Hans-Peter Wild serves as chairman of HPWH and HPW Holding; Thomas Pfisterer is a board member of HPWH and is also investment manager.

(d)       None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)       None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)       The citizenship with respect to a natural person or jurisdiction of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	HPWH TH AG - Switzerland

2.	HP WILD Holding AG - Switzerland

3.	Dr. Hans-Peter Wild - Switzerland

4.	Thomas Pfisterer – Germany

Item 3.	Source and Amount of Funds or Other Consideration

HPWH received an aggregate of 6,000,000 Common Shares pursuant to the conversion of various classes of preferred shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering (the “IPO”). Additionally, HPWH purchased 950,000 Common Shares in the IPO on May 19, 2020.

Dr. Wild received an aggregate of 776,786 Common Shares pursuant to the conversion of various classes of preferred shares of the Issuer effected immediately prior to the completion of the IPO. Dr. Wild also received 325,570 Common Shares immediately prior to the IPO from the Issuer in connection with certain agreements between the Issuer and Dr. Wild. Further, Dr. Wild purchased, via HPW AM, 100 and 644 Common Shares in the Issuer, through open market transactions on May 15, 2020 and May 29, 2020, respectively.

Thomas Pfisterer received an aggregate of 108,773 Common Shares pursuant to the conversion of Class A common shares of the Issuer effected immediately prior to the completion of the IPO.

On December 22, 2017, Mr. Pfisterer and HPW Holding entered into a Stockholders’ Agreement directing their joint indirect minority equity interest in HPWH via their joint ownership of MH. No provision of the Shareholder Agreement restricts or prevents parties to the agreement (including HPWH) from individually and independently purchasing, selling or otherwise acquiring or disposing of securities of the Issuer or voting securities they may own without the approval of other parties to the agreement. Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the 388,247 shares indirectly represented by his 41.7 % interest in MH.

Pursuant to the Agreement for Transfer of Shares, dated September 2, 2020, between HPWH and A.T. Holdings II Sàrl (“ATH”), HPWH agreed to acquire and subsequently acquired from ATH 395,000 Common Shares on September 4, 2020, and 105,000 Common Shares on September 11, 2020 (an aggregate acquisition of 500,000 Common Shares, the “Acquisition”).

HPWH is party to a Framework Agreement for Credit Line (the “Credit Agreement”), dated as of May 15, 2020, and amended from time to time, by and among HPWH as Borrower, Dr. Wild as Guarantor and Credit Suisse (Switzerland) Ltd. as Lender to purchase the 950,000 Common Shares purchased in the Issuer’s initial public offering. The Acquisition is expected to be financed under the Credit Agreement, but has been initially bridge financed by Dr. Wild through a standing line of credit available to Dr. Wild pursuant to a loan agreement dated November 4, 2014, between Dr. Wild and Credit Suisse (Switzerland) Ltd.

Item 4.	Purpose of Transaction

The Reporting Persons acquired, and presently hold, Common Shares for investment purposes.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and ﬁnancing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, ﬁnancial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to the terms of the Lock-Up Agreement (as deﬁned in Item 6 below), the Reporting Persons may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the ﬁnancial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, ﬁnancial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. The Reporting Persons may engage in communications with one or more ofﬁcers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b): Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of Common Shares of the Issuer directly held, as of the date hereof, by the Reporting Persons.

Holder	Total Number of Common Shares
HPWH	7,450,000 Common Shares
Dr. Hans-Peter Wild	1,103,100 Common Shares
Thomas Pfisterer	108,773 Common Shares

HPW Holding may be deemed to have voting and investment power over and thus beneﬁcial ownership of the Common Shares beneﬁcially owned by HPWH. Dr. Wild may be deemed to have voting and investment power over and thus beneﬁcial ownership of the Common Shares beneﬁcially owned by HPWH as sole shareholder of HPW Holding. By reason of the Stockholders Agreement and his minority equity interest in MH, Mr. Pfisterer may be deemed to have voting and investment power over and thus beneﬁcial ownership of the Common Shares beneﬁcially owned by HPWH; however, Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the 388,247 shares indirectly represented by his 41.7% interest in MH.

(c)       The disclosure in Items 3 and 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d)       The disclosure regarding the relationship between the Reporting Persons in Item 2, Item 3 and Item 6 of this Schedule 13D is incorporated by reference herein.

(e)       Not applicable.

Item6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Items 3 and 4 is incorporated herein by reference.

In connection with the IPO, each of HPWH, Dr. Wild and Mr. Pfisterer on February 28, 2020, entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co. LLC and BofA Securities, Inc., underwriters of the Issuer’s initial public offering, pursuant to which HPWH, Dr. Wild and Mr. Pfisterer agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any Common Shares beneﬁcially owned by them or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares for a period from the date of the final prospectus (May 14, 2020), until 180 days thereafter (the “Restricted Period”), without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters. The foregoing restrictions on transactions in Common Shares do not apply to transactions relating to Common Shares acquired in the Issuer’s initial public offering or in open market transactions after the completion of the initial public offering.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

HPWH TH AG

/s/ Dr. Hans-Peter Wild	/s/ Thomas Pfisterer
Name: Dr. Hans-Peter Wild	Name: Thomas Pfisterer
Title: Chairman	Title: Board Member

HP WILD HOLDING AG

/s/ Dr. Hans-Peter Wild
Name: Dr. Hans-Peter Wild
Title: Chairman

Dr. Hans-Peter Wild

/s/ Dr. Hans-Peter Wild

Thomas Pfisterer

/s/ Thomas Pfisterer